May 7, 2019

James J. Huang
Chief Investment Officer
Indonesia Energy Corporation Limited
Dea Tower I, 11th Floor, Suite 1103
Jl. Mega Kuningan Barat Kav. E4.3 No.1-2
Jakarta 12950, Indonesia

       Re: Indonesia Energy Corporation Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 10, 2019
           CIK No. 0001757840

Dear Mr. Huang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 14, 2018 letter.

Draft Registration Statement on Form F-1 as Amended April 10, 2019

Prospectus Summary
Our Assets
Kruh Block, page 2

1. Expand your disclosure of proved and/or probable reserves provided throughout your filing, including but not limited to pages 2, 57 and 60, to additionally clarify the individual product type, e.g. crude oil, and reserves status, e.g. developed and/or undeveloped. Refer to the disclosure requirements under Items 1202(a)(2) and (a)(4) of Regulation S-K, respectively.
 James J. Huang
FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
Comapany NameIndonesia Energy Corporation Limited
May 7, 2019
May 7, 2019 Page 2
Page 2
FirstName LastName
2. Expand your disclosure relating to probable reserves to discuss the inherent uncertainty associated with such estimates to comply with Item 1202(a)(5) of Regulation S-K. The discussion should clearly indicate your estimate of probable reserves is more uncertain than proved reserves, but has not been adjusted for risk due to the uncertainty, and therefore estimates of proved and probable reserves may not be comparable with each other and should not be summed arithmetically. For additional guidance relating to the disclosure of probable reserves, refer to the Compliance and Disclosure Interpretation
         Question 105.01. This comment also applies to the comparable disclosure provided on page 57 of your filing.
3. The expanded disclosure relating to your probable reserves should also discuss the applicable circumstance(s) identified in the definition under Rule 4-10(a)(18)(ii) and
         (a)(18)(iii) of Regulation S-X under which your reserves were assigned.
4. Your disclosure of reserves appears to include or be limited to the presentation of the estimated quantities of "gross" or "total" reserves, e.g. pages 60 and F-26 and pages 2 and
         57, respectively. To the extent that the reserves disclosed in the Registration Statement do not represent the net quantities attributable to your entitlement under the terms of the
         Technical Assistance Contract or the Joint Operation Partnership with Pertamina, revise your disclosure to remove these estimates or tell us why a revision is not needed. Refer to
         Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-4.
5. Tell us the current status of the contract award relating to your application to extend the
         Kruh Block operatorship until May 2030 under a Joint Operation Partnership or "KSO."
6. Tell us the extent to which any similar requests to extend operatorship under a KSO have been approved and if any such requests have been denied.
7. Expand your disclosure to clarify the contract expiration dates, e.g. May 2020 or May
         2030, used to determine your estimates of proved and/or probable reserves for the fiscal years ending December 31, 2018, 2017 and 2016, respectively.
Citarum Block, page 2

8. We have read your response to comment 14 and note that disclosure on pages 3 and 61 presents the estimated quantities of reserves for certain gas fields adjacent to the Citarum
         Block, e.g. the Subang and Pasirjadi Fields. Therefore, we reissue prior comment 14. To the extent that these estimates of reserves do not adhere to the definitions in Rule 4-10(a)
         of Regulation S-X, revise or remove these estimates accordingly. This comment also applies to the disclosure of "proven" oil and gas reserves presented on page 68 relating to
         Indonesia.
9. We have read your response to comment 15 and note that the disclosure of information related to risked and unrisked "total prospect" OOIP (original oil in place) and OGIP
         (original gas in place) do not appear to qualify as reserves under Rule 4-10(a) of
         Regulation S-X. Furthermore, these estimates appear to conflict with the Instruction to
 James J. Huang
FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
Comapany NameIndonesia Energy Corporation Limited
May 7, 2019
May 7, 2019 Page 3
Page 3
FirstName LastName
         Item 1202 of Regulation S-K that generally prohibits disclosure in any document filed with the Commission of estimates of oil and gas resources. Therefore, we reissue prior comment 15. If these estimates do not qualify as reserves under Rule 4-10(a) of
         Regulation S-X, revise your disclosure to remove these estimates. Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 41

10. Revise your disclosure to state, if true, that the estimated quantities of probable reserves presented in your filing, e.g. on pages 2 and 57, are based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (or
SEC) contained
         in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final
         Rule released January 14, 2009 in the Federal Register. This comment also applies to the comparable statement provided on page 60.
Critical Accounting Policies, page 45

11. In response to prior comment 13, you state that all capitalized costs associated with the
         Kruh Block are amortized based on the projected production until the expiration of the
         Technical Assistance Contract in May 2020. However, for purposes of your reserve quantities estimated as of December 31, 2018, we note that you considered the operatorship of this contract until May 2030. Tell us about your approach to calculating amortization considering that Rule 4-10(c)(3) of Regulation S-X requires amortization based on proved oil and gas reserve quantities.
Financial Condition, page 49

12. Your response to prior comment 11 does not appear to identify the guidance on which you are relying for the presentation of selected balance sheet line items with subtotals by category. Tell us what your basis is for presenting this disclosure or revise your submission.
Business
Our Assets
Kruh Block, page 57

13. Expand the disclosure provided on page 59 to further describe how the "electrical stimulation oil recovery method (ESOR)" will be implemented and result in an increase the oil production in the Kruh Block.
14. Expand your disclosure to provide an explanation of the reason(s) for significant differences between the estimates of proved developed, proved undeveloped and total proved net reserves as of December 31, 2018 and the comparable estimates as December
         31, 2017 provided on page F-26.
 James J. Huang
Indonesia Energy Corporation Limited
May 7, 2019
Page 4
15. Expand your disclosure to provide an explanation for the material changes in proved undeveloped reserves that occurred during the year ended December 31, 2018. Your explanation should address material changes relating to such factors as the conversion of proved undeveloped reserves to proved developed status, revisions of the previous estimates of reserves, improved recovery, extensions and discoveries, acquisitions, and divestitures. To the extent that two or more factors, including offsetting factors, contribute to a material change, indicate the net amount attributable to each factor accompanied by a narrative explanation.

         The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements for proved undeveloped reserves under Item 1203(b) of
         Regulation S-K.
16. If there are material amounts of proved undeveloped reserves that will take more than five years to develop since initial disclosure, tell us the quantity of reserves and explain to us the specific circumstances that you believe justify a period longer than five years. See
         Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to Compliance and Disclosure
         Interpretation (C&DI) question 131.03.
17. We have read your response to comment 17 and note your revised disclosure of developed and undeveloped acreage does not appear to fully align with the requirements under Item
         1208 of Regulation S-K. In this regard, your disclosure does not account for the balance of the 63,753 acres in the Kruh Block or clarify the portion of the 969,807 acres in the
         Citarum Block that is developed and/or undeveloped, regardless of whether such acreage has proved reserves. Therefore, we reissue prior comment 17. Refer to the disclosure requirements pursuant to Items 1208(a) and (b) and the definitions of the terms relating to such disclosure in Item 1208(c) of Regulation S-K, respectively. Management
Directors and Executive Officers, page 85

18. In the newly added biographical sketch for CFO Gregory Overholtzer on page 86, you state, "Mr. Overholtzer has been the Chief Financial Officer of PEDEVCO Corp. since
         January 2012." Please revise to clarify, if true, that Mr. Overholtzer is no longer employed at PEDEVCO Corp.
Executive Compensation, page 91
FirstName LastNameJames J. Huang
Comapany NameIndonesia Energy Corporation Limited
19. Please provide updated executive compensation information for the year ended December
May 7,31, 2018 with your next submission.
       2019 Page 4
FirstName LastName
 James J. Huang
FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
Comapany NameIndonesia Energy Corporation Limited
May 7, 2019
Page 5
May 7, 2019 Page 5
FirstName LastName
Employment Agreements, page 92

20. We note your response to comment 22 and your revised disclosure on page 92, which states, "While certain of our officers hold positions with other entities, and except as otherwise described below, pursuant to their employment agreements with us, all officers are expected to devote all necessary working time to the business of our company."
         However, you do not appear to have included any related disclosure in the balance of your revised prospectus. Please revise to describe the relevant provisions of your officers'
         employment agreements and to explain the phrase "all necessary working time" with greater specificity. Additionally, please revise to disclose the number of hours per week each individual expects to devote to your company.
Index to Financial Statements
Consolidated Financial Statements, page F-1

21. Please note the financial statement updating requirements per Item 8.A. of Form 20-F.
Notes to Consolidated Financial Statements
Supplementary Information for Oil and Gas Producing Activities (Unaudited) Proved Reserves the Company Expects to Lift in Kruh Block, page F-25

22. We have read your response to comment 33 and are not in a position to agree that your estimates of the net quantities of proved reserves for the periods ending December 31,
         2016 and 2017 may be disclosed excluding the impact of the well activities, e.g. the well stimulation work performed in 2016 and 2017 and the drilling of well K-23 in 2017, and impact of changes in oil prices, e.g. $37.82 per barrel for the period ending December 31,
         2016 compared to $49.67 per barrel for the period ending December 31, 2017. To comply with the definition of proved reserves under Rule 4-10(a)(22) of Regulation S-X, your estimates of proved reserves should take into consideration all well activities and price changes that impact the estimates of oil to be recovered up to May 2020, when the current
         TAC contract expires. We reissue our prior comment 33.
 James J. Huang
FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
Comapany NameIndonesia Energy Corporation Limited
May 7, 2019
Page 6
May 7, 2019 Page 6
FirstName LastName
        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jeannette Wong, Staff
Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at
(202) 551-3311
if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.




                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Natural
Resources